Exhibit (a)(38)
IN THE UNITED STATES DISTRICT COURT
FOR THE NORTHERN DISTRICT OF ILLINOIS
EASTERN DIVISION

POTASH CORPORATION OF SASKATCHEWAN INC., Plaintiff, v. BHP BILLITON LTD., BHP BILLITON PLC, and BHP BILLITON DEVELOPMENT 2 (CANADA) LTD., Defendants.	Civil Action No. 10-cv-06024 Judge David H. Coar Magistrate Judge Jeffrey T. Gilbert REDACTED-PUBLIC VERSION

FIRST AMENDED COMPLAINT FOR INJUNCTIVE AND OTHER RELIEF
     Potash Corporation of Saskatchewan Inc. (“PCS”) seeks to preliminarily and permanently enjoin BHP Billiton Ltd., BHP Billiton Plc, and BHP Billiton Development 2 (Canada) Ltd. (together, “BHP”) from making materially misleading statements and omissions in connection with its hostile and coercive $40 billion tender offer (the “Tender Offer”) for PCS.
     The Tender Offer should be enjoined from closing on November 18, 2010 because BHP has failed in its duty to provide PCS shareholders full and accurate information that is material to their decision whether to tender their shares. Instead, the information currently presented to PCS shareholders includes (i) BHP’s false and misleading statements and omissions about its intention to build a massive new potash mine known as the Jansen Project that will adversely impact the perceived future value of PCS shares; (ii) BHP’s false and misleading statements and omissions about its plans for PCS’s business if it acquires control; (iii) BHP’s false and misleading statements and omissions about the background and events leading up to the Tender Offer; and

(iv) BHP’s false and misleading statements and omissions about the nature, conditions, and uncertainties inherent in the Tender Offer.
     1.     On August 12, 2010, BHP’s CEO Marius Kloppers met with PCS’s CEO Bill Doyle to convey BHP’s offer to purchase PCS for $130 a share. Kloppers stated that “there is only a short window” to get a deal done. Kloppers also admitted that BHP had been “studying PCS since 2001 and more intensively since 2005”; that Doyle had created “unbelievable shareholder value”; and that BHP had “choked on the [PCS] share price more than a couple of times.” BHP found a way to try to get past that choke-point — by driving down the perceived value of PCS stock through false and misleading statements about BHP’s future plans for the potash industry.1
     2.     BHP embarked on a “build” and “buy” strategy with a twist. It repeatedly misrepresented that it planned to “build” and operate the first potash mine in Saskatchewan in forty years, that the mine would produce 8 million metric tons of potash per year, and that BHP would run the mine “full out” regardless of demand. In fact, BHP knowingly used the threat of building a new potash mine to drive down the perceived value of PCS so that it could acquire PCS and its potash assets at less than true value.

     1 As one analyst observed after BHP commenced its hostile tender offer:
So what are BHP up to? I think they were trying to scare off investors from the potash industry by painting a very apocalyptic view of the future industry, with a view of picking the stock up on the cheap, perhaps at $80 or $90 per share. However, the recent run-up in crop prices will spur demand for fertiliser and give the potash industry a better chance of recovering pricing power. This has driven the [PCS] share price higher and forced BHP’s hand.
(CF Eclectica Agriculture Fund, 30 July 2010 Monthly Fact Sheet, Eclectica Asset Management LLP, Aug. 2010, available at
http://www.eclectica-am.com/pdf/EAGF/reports/ EAGF1007.pdf.)

     3.     BHP has also sought to increase its chances of acquiring PCS on the cheap by making its offer in a coercive form. Unlike a typical tender offer, BHP has not conditioned its offer on obtaining sufficient shares to enable it to effect a merger of PCS and BHP (at least 66 2/3% required under Canadian law). Instead, BHP’s Tender Offer will be consummated if BHP is able to acquire a bare majority (i.e., just over 50%) of the outstanding PCS shares. PCS shareholders therefore face the real possibility that if they do not tender, they could find themselves minority shareholders in an enterprise controlled by BHP with no clear exit strategy and no assurances that BHP will run PCS in a manner that maximizes their returns. The threat of being minority shareholders in a company dominated and controlled by BHP is strong coercion to tender into BHP’s inadequate offer.
     4.     Section 14(e) of the Securities Exchange Act of 1934 (“Exchange Act”), designed to “insure that public shareholders who are confronted with a tender offer will not be required to respond without adequate information,” Schreiber v. Burlington Northern, Inc., 472 U.S. 1, 2 (1985), requires that BHP be enjoined, among other reasons, because:
•	Contrary to its representations in the Tender Offer that it began to consider an acquisition of PCS in May 2010, BHP embarked on a strategy designed to drive down the price of PCS stock and the perceived future value of PCS by pledging, among other things, to enter the potash industry as a new competitor, to develop its own greenfield sites into the first new potash mine in Saskatchewan in the last 40 years, and to run its new mine flat out and flood the market with potash;
•	Fearing a backlash from its own shareholders because of its failed 2008 bid for mining giant Rio Tinto, BHP sought to avoid a vote of its own shareholders on the Tender Offer for PCS shares, and thus (1) made strategically timed announcements about its plans to become a potash competitor to drive down PCS’s perceived value to a low enough level to avoid triggering a BHP shareholder vote, (2) moved on its intent to acquire PCS in the “small window” before PCS stock price recovered from a 52-week low and the expected spike in worldwide potash demand increased PCS’s stock price, and (3) failed to disclose to PCS shareholders that it was reasonably likely that a vote of BHP shareholders would be required under UK law, that approval of the transaction was uncertain, and that the need for shareholder approval could constrain BHP’s ability to increase its bid to a level closer to fair value; and

•	BHP has also made false and misleading statements regarding its plans for how it will run PCS if it acquires control, including whether it will develop and operate its Jansen greenfield project in the manner it has publicly disclosed, whether it will participate in the Canpotex joint export venture, and whether it will sell PCS’s nitrogen and phosphates businesses. Each of these is a material and important consideration for PCS shareholders threatened with the prospect of becoming minority shareholders in a BHP-controlled entity because BHP can complete the tender offer by acquiring just over 50% of the shares.
     5.     As a result of BHP’s misleading statements and omissions, PCS shareholders have received false and conflicting information about BHP’s offer and PCS’s prospects and true value. Since BHP’s offer became public, PCS’s shares have traded in a range of $139-$151 per share, well above BHP’s tender offer price of $130 per share. Indeed, PCS’s share price rose to 13% over the BHP offer price after one day and by almost 15% one week later. The market’s reaction to the BHP $130 per share offer was unique and reflects a clear signal that the offer is inadequate. Traditionally, in tender offers for large companies, the trading price for the target’s shares will settle within a week to a price slightly below the tender offer price. Here, over two months later, PCS shares continue to trade significantly above the BHP offer price. Based on the information available to the market, shareholders have apparently determined that $130 per share is not the right price for PCS, but they remain misled and confused about whether to tender their shares and the true value of PCS.
     6.     PCS shareholders now face a rapidly approaching deadline of November 18, 2010 to determine whether to tender their shares.2 Because of BHP’s false statements, half-truths, and contradictions — all of which were designed to confuse and coerce PCS shareholders into tendering their shares to BHP — shareholders lack clear and accurate information about BHP’s

     2 The original expiration date was October 19, 2010, but BHP extended that date recently in response to actions undertaken by the Canadian Competition Bureau in connection with that group’s review of the Tender Offer.

plans and intentions and about the true value of PCS shares. BHP’s statements concerning its plans for PCS and the potash industry are particularly coercive to PCS shareholders because those who do not tender their shares, or not all of their shares, may be left in an enterprise controlled by BHP with great uncertainty as to the value of their shares, no clear exit strategy, and no assurances that BHP will not operate its BHP assets to the detriment of PCS and its shareholders.
*   *   *   *   *   *
     7.     BHP has violated the federal securities laws and it should be enjoined from proceeding with its Tender Offer until the market has received and digested full and accurate information. Otherwise, PCS’s shareholders will be irreparably harmed because they face the dilemma of whether to (i) tender their shares to BHP on an inadequate record tainted by BHP’s misleading statements and omissions and a manipulated and confused market price that does not reflect the true value of PCS; or (ii) risk being a minority shareholder in an enterprise controlled by BHP with an uncertain future business plan.
THE PARTIES
     A.     Plaintiff
     8.     PCS is a Canadian corporation with its principal place of business in Saskatoon, Saskatchewan, Canada. Through its subsidiaries, PCS maintains its U.S. commercial center in this District, located at 1101 Skokie Boulevard, Northbrook, Illinois 60062. PCS’s shares are traded on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange. Approximately 111 million shares, or more than 37% of PCS’s outstanding shares, were held beneficially by U.S. residents at the date of the Original Complaint. Of the total PCS shares traded during the past five years, approximately 84% of the daily trading volume was on the

NYSE. PCS files periodic reports with the United States Securities and Exchange Commission (“SEC”), and its phosphate and most of its nitrogen operations are based in the U.S.
     B.     Defendants
     9.       BHP Billiton Plc is incorporated in England and Wales and has a registered office at Neathouse Place, Victoria, London SWIV 1BH.
     10.     BHP Billiton Ltd. is incorporated in Victoria, Australia. It has a registered office at BHP Billiton Centre, 180 Lonsdale Street, Melbourne, Victoria 3000.
     11.     BHP Billiton Plc maintains a primary listing on the London Stock Exchange and a secondary listing on the Johannesburg Stock Exchange. BHP Billiton Ltd. maintains a primary listing on the Australian Stock Exchange.
     12.     Both BHP Billiton Plc and BHP Billiton Ltd. maintain American Depositary Shares on the NYSE under the symbols BHP (since 1987) and BBL (since 2003), with each American Depositary Share representing two ordinary shares evidenced by American Depositary Receipts (“ADRs”).
     13.     On June 29, 2001, BHP Billiton Plc and BHP Billiton Ltd. combined to create the BHP Billiton Group. BHP was created through the Dual Listed Companies (DLC) merger of BHP Ltd. (now BHP Billiton Ltd.) and Billiton Plc (now BHP Billiton Plc), which was consummated on June 29, 2001. The headquarters of BHP Billiton Ltd., and the global headquarters of the combined BHP Billiton Group, are located in Melbourne, Australia. BHP Billiton Plc is located in London, United Kingdom. Shareholders in each entity have equivalent economic and voting rights in the BHP Billiton Group as a whole.
     14.     BHP Billiton Development 2 (Canada) Ltd. is a wholly-owned, indirect subsidiary of BHP Billiton Plc. BHP Billiton Development 2 (Canada) Ltd. was formed for the purpose of acquiring PCS.

     15.     BHP and its affiliates, collectively, are the eighth largest company in the world, with a combined market capitalization of approximately $189 billion, eclipsing such corporate giants as IBM, Shell, and AT&T. According to BHP’s latest annual filing with the SEC, as of June 30, 2010, U.S. share ownership of ADRs translated into 255,669,208 shares of BHP Billiton Ltd. and 5,459,438 shares of BHP Billiton Plc, or more than 12% of the issued capital of the combined companies. Combined average daily trading volume for ADRs of BHP Billiton Plc and BHP Billiton Ltd. on the NYSE has been in excess of six million ADRs daily for the past year.
JURISDICTION AND VENUE
     16.     This Court has jurisdiction over the subject matter of this action under 28 U.S.C. § 1331 and 15 U.S.C. § 78aa and 28 U.S.C. § 2201.
     17.     This Court has personal jurisdiction over defendants under Section 27 of the Exchange Act, 15 U.S.C. § 78aa, because acts by all three defendants constituting securities law violations have occurred here. BHP’s Tender Offer violates the federal securities laws, and thus, the Court can exercise nationwide jurisdiction over defendants. (15 U.S.C. § 78aa.) In addition, this Court has both general and specific personal jurisdiction over defendants because all three defendants are parties to BHP’s Tender Offer, which is the gravamen of this action, and which they purposefully caused to be disseminated through the U.S. mails to United States citizens, including citizens of Illinois, in an effort to secure the tender of their shares in PCS. Moreover, on August 12, 2010, the CEO of BHP Billiton Group, Marius Kloppers, acting as an agent for the defendants, came to this District personally to communicate the offer to purchase PCS’s shares to its CEO, Bill Doyle. In addition, BHP Billiton Plc and BHP Billiton Ltd. are subject to personal jurisdiction in the United States because each has purposely availed itself of the benefits and protections of the United States by listing American Depositary Shares on the NYSE. Each of these companies has had continuous and systematic contacts with the United States, both directly and through their subsidiaries, at least one of which is registered to do business in Illinois. Finally, in addition to its own actions with respect to the Tender Offer, this Court has personal jurisdiction over BHP Billiton Development 2 (Canada) Ltd. because it is the alter ego of and is controlled in all respects by BHP Billiton Plc and BHP Billiton Ltd., both of which are subject to personal jurisdiction in this Court.
     18.     Venue is proper in this judicial district under 28 U.S.C. § 1391 and 15 U.S.C. § 78aa. This action arises out of BHP’s transaction of business within the State of Illinois. BHP has caused the dissemination of fraudulent and misleading materials to residents of Illinois in connection with its Tender Offer. Moreover, as discussed above, BHP communicated its Tender Offer to PCS in this District, where PCS maintains its U.S. commercial center.
     19.     Declaratory relief is appropriate under 28 U.S.C. § 2201 because an actual controversy exists regarding the propriety of BHP’s statements and disclosures.
BACKGROUND3
     A.      The Potash Industry
     20.     “Potash” is the common name of a family of potassium-containing salts that are essential nutrients for plant growth. In most cases, potash is mined from naturally occurring, underground ore deposits. Potash is principally used as an agricultural fertilizer because it is a source of soluble potassium. Farmers throughout the world use large amounts of potash to help crops fight disease and to enhance crop yields. Somewhere between 93-95% of world potash

     3 PCS makes the allegations contained in this Amended Complaint upon knowledge as to its own acts and certain actions taken by BHP, BHP’s and third party’s internal documents, deposition testimony of BHP representatives, and upon information and belief as to all other matters. PCS’s allegations are based in part on the investigation of its attorneys, which included, among other things, a review and analysis of: (a) SEC filings; (b) press releases, news articles, and other public statements issued by or concerning BHP; (c) statements and information provided to PCS by BHP; and (d) research and analyst reports concerning BHP and its business strategies.

production goes into fertilizer. As a key farm input, potash accounts for roughly 22% of fertilizer in developed economies. That fertilizer is used to grow feed corn that supports cattle and other meat-producing livestock.
     21.     Potash reserves are confined to relatively few areas of the world. Canada, Russia, and Belarus account for approximately two-thirds of the annual world production and approximately 80% of global reserves. Canada, and in particular the Province of Saskatchewan, is home to the world’s largest mineable deposits of potash.
     22.     One of the unique characteristics of potash that differentiates it from other mined resources is that it is degradable. As a result, potash producers cannot mine in significant excess to demand and hold the extra potash in inventory indefinitely. The Canadian potash industry experienced this problem in the 1980s when potash mining exceeded demand and significant amounts of the salt were wasted.
     23.     Entry into the potash industry as a new competitor is challenging due to the time and expense involved in preparing a new mine for operation. The process starts by identifying a “greenfield” — a source of undeveloped potash. After a miner has identified and acquired a greenfield site, it must invest substantial time and money to ready the greenfield location for potash production. This development includes: extensive and expensive exploratory drilling and environmental assessment; developing and constructing the appropriate infrastructure (power, gas, water supply, roads and railways, port facilities and potential domestic distribution facilities, storage, and rail yards); and, in Saskatchewan, freezing the mining shaft area. Only after thorough freezing can shaft drilling, and then mining, begin.
     24.     The entire process of developing and preparing a single potash mine for operation, from exploratory drilling to a steady state of mining operations, typically costs several billion dollars and takes many years to complete. Mining a newly developed greenfield site for the first time brings many additional challenges, costs, and delays, depending on such factors as ore quality and mine management issues.
     25.     For example, beginning in 2008, BHP began very preliminary steps toward converting its Jansen Project greenfield site into an operating mine. According to BHP’s internal documents and deposition testimony, BHP’s Jansen Project, at best case, will not be producing material amounts of saleable potash before 2015 at the earliest. Given these extraordinary obstacles, new potash mines are rarely developed. In fact, a new potash mine has not been brought into operation in the Province of Saskatchewan in the past 40 years. For this reason, the addition of a major new source of potash supply would significantly change the potash market.
     B.      PCS‘s Business
     26.     PCS was created in 1975 as a Crown corporation owned by the Saskatchewan government. By the 1980s, the potash industry was faced with a major oversupply problem, due in part to the then-government-owned PCS and its ill-advised strategy to run its mines at full production without regard to demand. The oversupply led to a price war among competitors, an industry crisis, dumping allegations in the U.S., and record losses across the industry. By 1987, the price for potash was at historically depressed levels, such that potash producers were losing millions of dollars.
     27.     The Saskatchewan government privatized PCS in 1989 in an effort to return the company to profit, and PCS became a publicly-traded company that same year. A turning point for PCS occurred during the last decade, when meat and poultry became greater staples of the diets of the expanding middle income populations of China and India. Feeding livestock requires more grain, which requires more potash fertilizer. By 2008, demand for potash was at an all-time high, and prices for potash soared, from less than $200 per metric ton one year earlier, to more than $800 per metric ton.
     28.     As stated in PCS’s 2009 Annual Report on Form 10-K, PCS is the world’s largest integrated fertilizer and related industrial and feed products company. It is the largest producer of potash worldwide, by both capacity and production, representing 11% of global potash production and 20% of global potash capacity. PCS has been expanding its facilities over recent years and currently neither it, nor the potash market, has any need for any additional capacity.
     29.     PCS is also one of the world’s largest producers of phosphates and nitrogen. In 2009, its phosphate operations represented 5% of world phosphoric acid production and its nitrogen operations produced 2% of global ammonia production.
     30.     As stated in its 2009 Form 10-K, PCS owns and operates five potash mines in the Province of Saskatchewan and one mine in the Province of New Brunswick, Canada. It also holds mineral rights at a mine near Esterhazy, Saskatchewan. PCS’s mines had an estimated annual maximum operational capability in 2009 of approximately 10.775 million metric tons of potash.
     31.     The Saskatchewan basin is considered the premier source of world-class potash. The basin currently provides roughly 25% of the world’s potash; its untapped potash could supply the world’s potash demand, at its current levels, for several hundred years.
     32.     PCS sells, trades, and markets its Saskatchewan potash outside the United States and Canada through Canpotex Limited (“Canpotex”), an entity that is owned by PCS and Canada’s two other primary potash producers — Mosaic Co. and Agrium, Inc.4 Canpotex is the

     4 PCS’s subsidiaries sell the company’s potash directly to customers in the United States, Canada, and certain other countries.

world’s largest exporter of potash, and its members, including PCS, benefit from the economies of scale provided by Canpotex’s extensive distribution system and lower transportation costs, which can be considerable when shipping from Canada’s interior.
     C.      BHP “Dips its Toe” Into the Potash Market.
     33.     BHP Billiton Group holds itself out as the “world’s largest diversified natural resources company,” with interests in over 100 operations across more than 25 countries world-wide. BHP’s global operations and interests make it the world’s largest supplier of seaborne traded hard coking coal and manganese ore; the third largest producer of nickel and copper; the sixth largest producer of primary aluminum; and a leading producer of lead, zinc, iron ore, and export thermal coal.
     34.     Despite BHP’s extensive holdings in a broad range of natural resource mining operations, it does not own or operate a single potash-producing mine. To further diversify its business operations, BHP has sought to enter the lucrative potash market for many years, through a publicly announced strategy of building new potash mines.
     35.     BHP began this strategy in June 2006 when it acquired its first substantial greenfield interest — a 75% stake in Anglo Potash Ltd. In July 2008, BHP acquired the remaining 25%, giving it control over 7,338 square kilometers of highly prospective exploration permits, but no operating potash mines, in the Saskatchewan basin and Manitoba. (BHP Billiton Ltd. & BHP Billiton Plc, Report of Foreign Private Issuer (Form 6-K), at 3 (Aug. 18, 2008), available at http://shareholder.api.edgar-online.com/efx_dll/edgarpro.dll? FetchFilingRTF1?sessionid=3K4sH3_y1h6fTFQ&ID=6110856&PageBreakStyleID=2#D6K_HTM_TOC.)
     36.     With the Anglo Potash acquisition, BHP secured land for what became known as the “Jansen Project.” The head of BHP’s Canadian Operations, Graham Kerr, confirmed that the company would actively enter the potash market as a new competitor though the Jansen Project: “We see potash as a highly attractive industry.” Kerr continued, “across Manitoba and Saskatchewan, we will pursue multiple projects over the course of the next few years.” (Liezel Hill, Potash an ‘Excellent Fit’ for BHP — Kerr, Mining Weekly, June 10, 2008, available at http://www.miningweekly.com/ article/potash-an-039excellent-fit039-for-bhp-kerr-2008-06-10.)
     37.     The Jansen Project is a greenfield potash development in central Saskatchewan. BHP has announced that the Jansen Project potash capacity is larger than it first expected — the land likely could produce approximately 3.37 billion metric tons of potash. And, according to BHP’s repeated announcements, if fully operational, the Jansen Project’s production capacity would make it the largest potash mine in the world, producing 8 million metric tons per annum.
     38.     In addition to touting its massive Jansen Project, BHP continued to threaten competition with PCS by announcing in January 2010 that it would acquire Athabasca Potash Inc., a small potash company that owned various potash exploration properties in Saskatchewan and held one of the largest exploration permit areas in the Saskatchewan basin. The Athabasca acquisition gave BHP access to an additional 14,000 square kilometers of prospective exploration ground in the Saskatchewan basin, but Athabasca, like BHP’s other acquisitions, had no operating potash mines. (Press Release, BHP, Plan of Arrangement to Acquire Athabasca Potash Inc. (Jan. 28, 2010), available at http://www.bhpbilliton.com/bb/investorsMedia/news/2010/planOfArrangementToAcquireAthabascaPotashInc.jsp.)

     39.     Perhaps not coincidentally, given its long-time interest in acquiring PCS (discussed below), the mineral rights that BHP snapped up in its purchases of Anglo Potash and Athabasca are in the lands that literally surround PCS’s existing mines.
     D.      BHP’s Interest in Acquiring PCS.
     40.     As BHP’s Kloppers told PCS’s Doyle when they met in August of this year, BHP had been “studying PCS since 2001 and more intensively since 2005.” BHP had been considering buying an existing potash company to accelerate its entry into the market. It had long been interested in acquiring PCS, because of PCS’s premier position in the industry and because of the substantial expense, long lead time, and other drawbacks of entering the market by developing new sources of potash production.
     41.     Testimony of BHP’s senior executives and internal BHP documents reflect that entering the potash industry has been a priority of BHP since 2001, and that BHP has “consistently chosen” the market leader, PCS, as the priority acquisition target.
     42.     As early as 2006, BHP’s current CEO, Marius Kloppers, and its current Chief Commercial Officer, Alberto Calderon, recommended that BHP acquire PCS at a price of $13 billion but were unable to persuade then-top management at BHP, namely former CEO Chip Goodyear, to do so. Specifically, Kloppers wrote an email lamenting that “Alberto [Calderon] and I tried to get Chip to buy PCS at $13[B] . . . [but] he just looked out of the window.”
     43.     By at least July 2006, BHP had engaged third parties Argila Enterprises, Inc. and Pigamon, to perform various assessments of PCS’s operations. Further, BHP internal documents show that in a September 2006 Strategy Appraisal, BHP specifically raised the question of whether “it is better to build . . . or/and to buy [PCS] or other established capacity in Canada.” Similarly, BHP internal documents show that Kloppers instructed Alberto Calderon to “stalk [PCS] with intent.”

     44.     Shortly thereafter, BHP’s senior management was briefed about a possible acquisition of PCS in late 2006/early 2007, but the matter was sidelined briefly when BHP transitioned in its new CEO, Marius Kloppers, in October 2007.
     45.     In November 2007, just one month after Kloppers took over, BHP launched a hostile bid to acquire mining rival Rio Tinto in what would have been the second largest corporate takeover in history. As part of its offer, BHP notified its shareholders that it would be seeking their approval for the transaction and offered to buy back up to $30 billion in BHP shares within one year of acquiring complete ownership of Rio Tinto. However, by November 2008, commodity prices had dropped and market conditions had deteriorated, and BHP announced that the takeover was no longer in the best interests of its shareholders.
     46.     In search of his first major acquisition as BHP’s newest CEO, Kloppers set his sights back on PCS, which BHP had been studying for years. At the time BHP launched its bid for Rio Tinto, PCS shares were at the beginning of a meteoric rise, increasing from nearly $45 a share in January 2007 to more than $120 per share in November 2007 and as high as $240 per share while BHP was attempting to acquire Rio Tinto.
     47.     While BHP did not succeed in acquiring Rio Tinto, it did manage to hire away Group Executive and Chief Executive Non-Ferrous Andrew Mackenzie. When Mackenzie started at BHP, in November 2008, BHP internal documents show that Kloppers directed Mackenzie to concentrate “above all [on] being the new entrant in Potash.”
     48.     Mackenzie did as his CEO directed and focused on entry to the potash market. Just months after Mackenzie joined BHP, in or around February 2009, BHP renewed its consideration of purchasing PCS. At Mackenzie’s direction, Graham Kerr, the President of BHP’s Diamonds and Specialty Products group (“D&SP”), wrote a memo stating that “D&SP has a further strategic objective to acquire early production,” to, among other things, “build market share in key growth markets ahead of Jansen commission” and “capture operational and market capabilities and access to export infrastructure.” Kerr stated that “PCS has been assessed as the priority target for BHPB.” Mackenzie forwarded Mr. Kerr’s memo to CEO Kloppers noting that “the cost of [PCS] acquisition would still be attractive relative to the cost to build.” In addition, Mackenzie recommended that BHP continue to study the PCS purchase for another 6-12 months.
     49.     In a March 2009 “fireside chat” on potash with the BHP board of directors, Graham Kerr reported that, despite attractive Greenfield development options, an acquisition of PCS was “a logical choice to accelerate delivery of our strategic goals,” in light of the time and money needed to build a “Top 3 global player” in potash: “The brutal fact is that BHP Billiton will have to be very patient before we can expect to see ourselves positioned as a significant producer.” Questioning whether that “outcome is satisfactory for our organization,” Kerr concluded that BHP should seek to acquire access to early production that would “provide BHPB with an immediate potash business.” Kerr’s bottom-line was that “strategically speaking, PCS stands out for us and we see an opportunity from a value perspective.” Although BHP continued investigating a purchase of PCS, it determined not to make an offer in March 2009 because, among other things, concern for its debt ratios, credit rating, and the need to develop a plan to sell PCS’s Nitrogen and Phosphate assets.
     50.     Six months later in September 2009, the D&SP participated in the Strategy Appraisal process. D&SP’s appraisal memorandum prominently identified its “appetite to secure an operating potash business” and that it has “identified an acquisition opportunity [PCS] that has a strong strategic and commercial rationale.” To deliver its goal of an effective potash business,

D&SP was instructed to place PCS on its “watch list,” and began to actively monitor PCS news and stock price in anticipation of a BHP acquisition.
     51.     BHP’s continued work on a PCS acquisition in 2010 became known as “Project Porcupine.” By May 2010, BHP created a Project Porcupine Steering Committee that oversaw teams preparing documentation and analysis for an imminent PCS purchase. Project Porcupine was raised at June 2010 Board meetings. BHP’s Board authorized CEO Kloppers to contact PCS’s CEO in its August 9, 2010 meeting. On August 20, 2010, the Tender Offer was submitted PCS’s shareholders.
     E.      BHP Makes a Low-Ball Bid for PCS.
     52.     At the end of their August 12 meeting, Kloppers presented Doyle with a proposal to combine BHP and PCS pursuant to a plan of arrangement in which PCS shareholders would receive $130 per share.
     53.     Kloppers told Doyle that BHP had been interested in PCS for 10 years and had seriously considered making an offer to acquire PCS for five years. He commended Doyle for creating “unbelievable shareholder value,” and noted that he had “choked on the [PCS] share price more than a couple of times.” Kloppers made clear that BHP felt there was only a short window to get the deal done and allow BHP to take advantage of the anticipated ramp-up in worldwide potash demand. This sense of urgency was no doubt intensified by the fact that industry conditions were rapidly improving and PCS’s share price was on the rise — rebounding from a closing price of $84.60 on July 5, 2010 to $112.04 on the day of Kloppers’s visit. BHP was motivated to complete the acquisition before PCS’s share price recovered fully.
     54.     The next day, BHP’s chairman Jacques Nasser sent a letter communicating the same proposal to PCS’s chairman, Dallas Howe.

     55.     Doyle immediately took the proposal outlined by Kloppers and in Nasser’s letter to the PCS Board of Directors, and in the days that followed, the Board met and consulted with financial and legal advisors in order to weigh the BHP proposal.
     56.     On August 17, 2010, after fully considering BHP’s $130 per share proposal, PCS’s Board of Directors unanimously rejected it. The PCS Board concluded that the proposal was not in the best interests of PCS’s shareholders and was wholly inadequate in light of PCS’s fundamentals, market position, and strong prospects for future growth.
     57.     That same day, PCS communicated its decision to BHP in a letter from Howe to Nasser. In the letter, Howe explained that PCS believed “the timing of [BHP’s] proposal is highly opportunistic given that, among other things, the industry is still in the early stages of a recovery.” Howe continued: “PCS is significantly and disproportionately undervalued as a result of our strategic decisions to match production with demand while continuing to invest in our infrastructure. The Board determined that your proposal fails to adequately recognize the value of PCS’s premier position in the industry, the value of our planned capacity expansions and the value of our equity investments.” (Letter from Dallas Howe, Chairman, PotashCorp, to Jacques Nasser, Chairman, BHP Billiton (Aug. 17, 2010) (Ex. A).)
     58.     Also on August 17, 2010, PCS publicly disclosed the decision of its Board of Directors to its shareholders. PCS reiterated its reasons for rejecting BHP’s proposal: “[The] BHP proposal grossly undervalues PotashCorp and fails to reflect both the value of our premier position in a strategically vital industry and our unparalleled future growth prospects.” The Board concluded that, “[i]n the interest of transparency, we believe it is critical for our shareholders to be aware of this aggressive attempt to acquire PotashCorp for significantly less than its intrinsic value.” (Presentation, PCS, Investor Presentation (Aug. 17, 2010), available at http://www.potashcorp.com/media/POT_2010_Investor_Presentation.pdf.)
     59.     Within days, the market demonstrated its agreement that BHP’s proposal (and subsequent Tender Offer) undervalued PCS’s shares, as the share price leapt from approximately $110 per share before news of the proposal went public to more than $150 per share in the days following the announcement, eventually settling into a trading range of $143-151 per share.
     60.     The market’s reaction to BHP’s Tender Offer is unique. Indeed, over the last two years, for tender offers valued over $10 billion, there has not been a single one for a U.S. or Canadian corporation that resulted in the market price of the target company exceeding the offer price on the day after the offer was announced.
     61.     On Friday, August 20, 2010, BHP formally launched its hostile Tender Offer, communicating the offer of $130 per share directly to PCS shareholders. (See BHP, Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934 (Aug. 20, 2010) (attaching the Offer and the Circular) (collectively, “Schedule TO”) (Ex. B).) Under BHP’s Tender Offer, as amended, PCS shareholders have until November 18, 2010 to tender their shares. Unlike a typical tender offer, BHP has not conditioned its offer on obtaining sufficient shares to enable it to effect a merger of PCS and BHP (66 2/3% required under Canadian law). Instead, BHP has agreed to consummate the Tender Offer if it is able to acquire a controlling interest of just over 50% of the shares. This creates the real possibility that PCS shareholders who do not tender, or do not tender all their shares, could be left owning a minority position in an enterprise controlled by BHP and without a clear exit strategy.
     62.     More specifically, the structure of BHP’s Tender Offer is coercive to PCS’s shareholders because PCS shareholders who do not tender their shares or all of their shares could find themselves minority shareholders in a BHP-controlled PCS. The minority shareholders would have no assurances that BHP would not operate its BHP assets in a manner detrimental to a PCS shareholder. For example, if BHP were to adopt “a flat-out” strategy with respect to its own Jansen operations, then although BHP may be able to take advantage of increased revenue (despite causing a decrease in potash prices), the remaining minority PCS shareholders could be impacted adversely.
     63.     To be sure, the structure of BHP’s Tender Offer is as unusual as it is coercive. In the last two years there have been 32 tender offers involving Canadian companies for which the acquirer did not already hold a controlling position. Of those 32 tender offers, 29 involved thresholds of 66.7% to effectuate the offer. Only three cases involved offers for less than 66.7%, and the acquirers in those three cases had already locked-up many of the shares.
     64.     On Monday, August 23, 2010, PCS filed its response to the BHP offer on Schedule 14D-9, discussing the unanimous recommendation of its Board of Directors against the Tender Offer based on the conclusion that it was wholly inadequate and not in the best interests of PCS’s shareholders. (See PCS, Solicitation/Recommendation Statement under Section 14(d)(4) of Exchange Act (Aug. 23, 2010) (“Schedule 14D-9”) (Ex. C).)
     65.     Though BHP has publicly characterized its $130 per share offer as a “fair price” for PCS, it knows that this is untrue. Indeed, BHP’s offer represents a premium of only 20% over the closing price for PCS’s shares on the day before Kloppers met with Doyle to first convey the offer. By comparison, when BHP acquired Anglo Potash Ltd. in 2006, it paid a premium of 34% over the pre-offer closing price. It then bought Athabasca Potash Inc. earlier this year for a premium of 105% over the closing price before the acquisition plans were announced. Neither Anglo Potash nor Athabasca had a single operating mine; BHP was simply buying exploratory greenfield sites that were many years away from actual production. For BHP to offer a lower premium to acquire PCS — the industry’s premier potash producer that has historically boasted the highest multiples of any firm in the industry — and then call that offer “fair” defies credulity.
     66.     Indeed, BHP has mischaracterized its tender offer as a “fair premium” when its offering price was only about 15% above PCS’s pre-tender trading price. The “short window’ to which Mr. Kloppers referred in his August 12 meeting with Mr. Doyle was the short period before equity prices of potash and fertilizer companies, such as PCS, rose due to industry fundamentals that began to emerge in late summer 2010. BHP hoped that its bid would artificially cap trading value for PCS stock and be perceived as the “only game in town” for PCS shareholders.
     F.      BHP‘s Disclosures Relating to the Tender Offer Are False and Misleading.
     67.     In connection with its Tender Offer, BHP is prohibited by law from making false statements or omissions of material fact and from engaging in any fraudulent, deceptive, or manipulative act or practice. (15 U.S.C. § 78n(e).) BHP is also required by law to provide PCS shareholders with certain information pertaining to the Tender Offer on its Schedule TO, including the material terms of the transaction and its plans, proposals or negotiations that would result in any material change in PCS’s business. As detailed below, BHP knowingly and recklessly violated these requirements in multiple ways.
1.	BHP Embarked on a Scheme Intended to Depress PCS’s Stock Value And Prime it For a Hostile Takeover.
     68.     BHP states in its Schedule TO filing that it did not “commence[] a process to consider a possible combination” with PCS until May 2010. (Schedule TO, Ex. B, at 33.) However, as shown in paragraphs 40-51 above, this statement is unequivocally false. BHP’s management had been studying PCS intensively since 2005, had seriously considered an acquisition or takeover of PCS in 2006, and had raised the issue of a PCS acquisition in a “fireside chat” with the BHP Board in March 2009. By the end of March 2009, BHP management was ready to pounce, waiting only on the right economic conditions and the effects of its scheme to be felt in the market.
a.	BHP Executed A Strategy To Depress the Perceived Future Value of PCS By Making “Noisy” Statements About Its Intentions.
     69.     In March 2009, BHP executives on the company’s Group Management Committee devised a plan to depress PCS’s stock price through a series of actions. BHP’s executives recognized that BHP had a “big advantage” because its “balance sheet ... means [it is] a major threat to the stability of the existing club of players.” Thus, BHP’s Senior Executive, Marcus Randolph, in charge of nearly half of BHP’s worldwide business, agreed with Mckenzie’s determination that BHP should not approach PCS just yet; instead, Randolph suggested that BHP “be very noisy ... about what [it has], [its] future plans and [its] disruptive influence on the current state of affairs.”
     70.     In furtherance of this scheme, since March 2009, BHP has at every opportunity taken steps to publicly tout its plans for a new potash mine and to disrupt the potash industry in a manner designed to depress the perceived future value of PCS, including by: (a) repeatedly threatening that its Jansen Project, which it claims will produce 8 million tons of saleable potash per annum, will become the largest potash mine in the world; (b) repeatedly stating that it will run its mines “flat-out” (in a manner that would hurt potash prices and PCS); and (c) by strategically and opportunistically timing its public announcements to coincide with PCS’s own announcements to mute any positive market reaction to PCS’s news. BHP took all of these actions to dilute the market’s perceived value of PCS and to prime PCS for a takeover.

     71.     The first prong of the BHP strategy involved touting its Jansen project, which BHP did frequently. From early 2009 through the Tender Offer in August 2010, BHP and its senior executives repeatedly trumpeted the massive 8 million ton per annum size of the proposed Jansen Project.
     72.     Throughout the Spring of 2009, BHP trumpeted its intention “to enter production in January 2015 and hit full production of 8 million tonnes in 2026, making Jansen the biggest potash project in the world.” (See Matthew Stevens, BHP’s Mystery Dash for Cash, The Australian, Mar. 27, 2009.) Likewise, BHP in the Summer of 2009 continued to spread the story that “[a]t a suggested annual production rate of 8 million tonnes a year, Jansen could account for 16 per cent of the global market for potash.” (See Barry Fitzgerald, BHP Fertiliser Team on Alert for Brazil Move, The Age, July 18, 2009.)
     73.     Statements from Mr. Kloppers himself during this time period reinforced the threat of BHP entering the market and building a massive 8 million ton per annum mine. For example, on August 12, 2009, Kloppers spoke on an analyst call, stating that Jansen is “a magnificent asset [and w]e think that the resource is there to produce eight million tonnes per annum for 50 years plus.” Likewise, Kloppers stated that “I do not want to give any forecast on what the capital cost is . . . [but] you are talking about quite a few billion dollars of investment.” (BHP Preliminary Results for the Year Ended 30 June 2009, Analyst and Investor Briefing, available at http://www.bhp.com/bbContentRepository/docs/090812AnalystBriefingTranscript.pdf.)
     74.     Echoing the sentiment of his Group Management Committee, BHP CEO Marius Kloppers stated internally in December 2009 that it was important for BHP to trumpet loudly its intentions for the potash industry: “You must understand that ... — if you commit to your [potash] project others won’t — so timing is important.” Kloppers also noted that he was “keen that we get the board exposed to [BHP’s plans for developing a new mine] ... and also that the public starts noticing it” (emphasis added).
     75.     Likewise, Alberto Calderon, another member of BHP’s powerful Group Management Committee and architect of the hostile tender offer for PCS, testified that he understood that BHP’s announcements could affect PCS’s share price. Calderon wrote a January 2010 email to Mackenzie, discussing BHP’s Jansen investment and commented: “[T]he more commitment the merrier, we should signal as strongly as we can possibly can” [sic] (emphasis added).
     76.     On January 20, 2010, BHP announced its approval of a $240-million investment for further development of the Jansen Project. Without disclosing that this was just a tiny fraction of the cost that would be needed to convert the greenfield site into an operating mine, BHP used this minor investment to reinforce its “8 million ton” narrative, stating that “The Jansen project is being designed to produce approximately 8 million tonnes per annum of agricultural grade potash, and represents BHP Billiton’s first production of potash.” (See Press Release, BHP, Update on Jansen Project (Jan. 20, 2010), available at http://www.bhpbilliton.com/bb/investorsMedia/news/2010/updateOnJansenPotashProject.jsp.)
     77.     On June 7, 2010, BHP again noted that “Jansen is being planned to reach an eventual full production capacity of approximately 8 million metric tonnes of saleable potash per year.” (Press Release, BHP Billiton Announces Mineral Resource Estimate for its Jansen Potash Project, BHP Billiton (June 7, 2010), available at http://www.bhpbilliton.com/bb/investorsMedia/news/2010/bhpBillitonAnnouncesMineralResourceEstimateForItsJansenPotashProject.jsp)

     78.     Numerous market observers have recognized that BHP’s campaign for its Jansen Project depressed the market’s perceived value of PCS. For example, one analyst noted that “BHP’s organic strategy to date has hurt [PCS]’s stock perception for perhaps more than its $1B spent” developing BHP’s own greenfield operations, including Jansen. (Sam Kanes, David Forster, & Lisa Wilkinson, BHP’s $130 Hostile Bid for POT Rejected, Scotia Capital, Aug. 18, 2010, at 2.)5
     79.     Likewise, analysts have recognized that uncertainty about BHP’s entry into the potash industry has unsettled the market. (See, e.g., Mark Connelley, Fertilizer Market Conditions, CLSA — US Agriculture, Jul. 19, 2010 (“We believe worries about BHP have held back PotashCorp shares, to a degree that is not supported by the risk, while expectations that potash prices cannot rise are very likely to be proven incorrect in the coming months”); Jacob Bout, POT: Analyst Day — Banking on Record Potash Demand 2011 Onward, CIBC, May 19, 2010 (“We continue to view the biggest risk, and a potential game changer, to the potash industry is the entrance of BHP and its 10Mt/yr potash greenfield project.”).)
     80.     The second prong of BHP’s strategy involved making repeated assertions that it would not operate its future potash mines like existing producers. Instead of tailoring supply to meet but not exceed anticipated demand, BHP publicly stated on numerous occasions that it would run its potash mines just as it claims to run its mines for other minerals — 100% of the time and at full capacity without regard to fluctuating cycles of demand.

     5 Notably, while BHP has done little publicly to dissuade analysts and others from talking about the $1 billion allegedly spent on the Jansen Project development, the actual monies spent on development are substantially smaller. According to testimony from BHP’s CEO, Marius Kloppers, and its Chief Executive for Non-Ferrous products, Andrew Mackenzie, BHP spent approximately $600 million to acquire exploration rights for potash in Canada and committed approximately $400 million more to development of those rights. In actuality, only $200 million of the committed funds have actually been spent on development – mainly engineering studies and the preparation of the ground for freezing before the shaft is excavated.

     81.     The potential risks of BHP’s “flat out” strategy on the Jansen Project was not lost on the market. Some analysts cautioned: “The entrance of a large global mining company, such as BHP, into the potash market would arguably weaken the position of the incumbent producers [like PCS], as BHP has a history of running its mines flat out.” (Euan Rocha, BHP Plan Signals Major Shift in Potash Industry, Reuters, Jan. 21, 2010, available at http://uk.reuters.com/ article/idUKTRE60K2VJ20100121 (quoting CIBC World Markets analyst Jacob Bout).)
     82.     BHP’s CEO Kloppers rarely spoke of the company’s mining activities without emphasizing its purported “full” market strategy: “We do have a completely different understanding of our revenue line from our competitors. Our full capacity, market price focus is a big difference to our competitors.” (Matt Stevens, Disappointment Despite a Fine Set of Figures, The Australian, Feb. 11, 2010, available at http://www.theaustralian.com.au/business/opinion/disappointment-despite-a-fine-set-of-figures/story-e6frg9if-1225828938420.)
     83.     BHP’s announced “flat out” plan is diametrically opposed to the strategy employed by PCS currently, whereby the company closely matches its production to demand for the product. PCS adopted this strategy after the industry’s record losses in the 1980s when companies mined potash without regard to demand and prices fell. Thus, BHP knew that its announced plan to mine without regard to demand would lead PCS shareholders to conclude that BHP’s promised actions as a competitor might cause a worldwide drop in potash prices as supply increased, reducing profits for those in the industry.
     84.     The Canadian Conference Board, an independent body hired by the Province of Saskatchewan, issued a report that “if an acquirer chooses to ignore market disciplines and compete for market share through higher volumes and lower prices... the adverse fiscal impact on the Province could be very significant.” The Conference Board goes on to look at the “high production” scenario which it describes as “comparable to a situation in which BHPB acquires PCS and proceeds with the development of Jansen Lake using the base case production and pricing assumptions” and concludes “the high production scenario is a serious risk to the province.”
     85.     The third prong of BHP’s strategy involved BHP carefully timing its public announcements in a manner designed to dampen enthusiasm for PCS’s own prospects. For example, on June 23, 2008, when PCS’s share price was at an all-time high, Kloppers forecasted that BHP “could invest billions — perhaps $10 billion over the next decades — and take [its Canadian potash reserves] into a very, very significant producer of potash.” (Transcript, BHP, Presentation to the Melbourne Mining Club, at 11 (June 23, 2008), available at http://google.brand.edgar-online.com/EFX/dll/EDGARpro.dll ?FetchFilingHtmlSection1? SectionID=6014832-1703-42037&SessionID-4_mFWS0AHfLgf57.)
     86.     On January 28, 2010, the same day that PCS released its fourth quarter results for 2009, BHP announced its acquisition of Athabasca Potash, Inc., which gave BHP access to an additional 14,000 square kilometers of prospective exploration ground near PCS’s operations in Saskatchewan. That same day, BHP announced that its purchase of Athabasca provided it with a significant amount of acreage for future potash mines, and it was not lost on PCS that BHP’s new acreage largely abut or surrounded PCS’s existing mining facilities.
     87.     On the very day that PCS’s Doyle was on his way to Chicago in August to meet with Kloppers (at the latter’s request) about BHP’s proposal to acquire PCS, Doyle was informed of the announcement that BHP planned to open a substantial potash export facility at the Port of Vancouver, Washington. The announcement, however, did not mention that the port contract was not scheduled to be signed until 2012, the proposed facility was not needed in light of existing export facility capacities, that BHP had merely purchased an option to use the port’s facilities and could walk away from the deal at minimal cost, or that BHP would not be in a position to ship potash from its promised new mine for at least five more years. Further, documents and deposition testimony confirm that BHP played an active role in both the timing and content of the Port announcement.
     88.     Again, BHP’s campaign was not lost on the market. Documents from February 2010 evidence that after analysts from a large hedge fund met with BHP CEO Kloppers on a BHP “road show,” at least one analyst had formed the view that “[BHP] seem[s] to be hitting the street hard, telling the street that they’re building their way in” and that the analyst thought that it was “very possible” that “they’re talking your share price down, or at least trying to limit it to make a move on [PCS].”
     89.     As one analyst observed after news of BHP’s proposal to acquire PCS became public: “Over the past six months, BHP has spent a good deal of time talking about its interest in the potash business, but most of the talk was couched in negative terms ... . The net effect ... has encouraged investors to be skeptical of the vision of the business espoused by the market leader, [PCS].” (Mark Connolly & Ashish Gupta, What Is POT Worth, CLSA, Aug. 18, 2010, at 2.)
     90.     According to the same analyst report:
As we see it, BHP was successful in holding back the price of POT shares. In our marketing, we have met with a number of large investors whose caution toward [PCS] was largely a function of their confidence in what BHP was saying about the way it would behave if it entered the potash business.
(Id. (emphasis added).)

     91.     The same analyst, in another report that day, said:
In general, BHP’s comments and answers to questions were vague and lacking in specifics, as has been the pattern. As we see it, BHP’s comments over the past several months have served to undercut investor confidence in the investment case for POT shares. So the $130 bid represents a far lower premium than it might appear at first glance. We believe that the stock might have traded relatively close to $130 on its own, had BHP not been so vocal about its expansion plans, and how differently it might operate PotashCorp.
(Mark Connolly & Ashish Gupta, BHP to Canada: Watch Out!, CLSA, Aug. 18, 2010, at 2.)
     92.     Given its size and dominant position in the mining industry, BHP is well aware of the power that its words have in the marketplace, and how it can use that power to color the public’s views and to intimidate potential competitors. Indeed, in discussing its possible entry into the potash industry, BHP executives recognized that its own size and strength “means we are a major threat to the stability of the existing club of players,” and that “the more afraid the existing players are about our major growth plans, the more likely they are to do a deal.”
     93.     To be sure, just before Kloppers made his comments about the threat of BHP entering the potash market, PCS’s share price was at an all time high, and it has not traded at that level since then.
b.	BHP’s Statements About Its Jansen Project Have Been False and Misleading and Designed To Depress the Perceived Future Value of PCS and Prime it For a Takeover.
     94.     Since at least early 2010, BHP’s intentions with respect to its Jansen Project have changed, and there is now real doubt that the Jansen Project will ever proceed in any manner resembling the size, scope and speed of the project that BHP loudly proclaimed to the market. In its internal communications, BHP executives have raised serious questions whether the project will ever even move out of the so-called pre-feasibility stage and into the operation stage due to internal cost concerns. But, instead of correcting the market’s misconceptions about the Jansen Project and its disruptive influence on the Tender Offer — misconceptions built up by BHP pursuant to its undisclosed strategy — BHP has continued to misrepresent its true intentions by publicly continuing to tout the Jansen Project.
     95.     In short, while BHP was pledging in its public statements to move forward with an 8 million ton per annum mine at the Jansen Project with an investment of “quite a few billion dollars of investment,” no matter what, the company was telling a different story behind closed doors.
     96.     On January 20, 2010, BHP announced that it had approved “$240 million of capital expenditures to support the development of the first stages of the Jansen Project.” BHP, however, failed to disclose that in January 2010, D&SP President Graham Kerr also “had instructed the Jansen project team to freeze work on the go forward case and review the alternative phasing options for Jansen. . .” in light of the “significant increase in capital estimates” from REDACTED to REDACTED to complete an 8 million ton per annum facility.
     97.     Nor did BHP disclose, when it reported in February 2010 that the Jansen Project pilot hole drilling program was completed, that CEO Marius Kloppers had lost confidence in the Jansen Project team’s ability to control the capital expenditures required to proceed with the 8 million ton per annum mine and had instructed Andrew Mackenzie and Graham Kerr to tell the development that “if you build everything you want up front — we will not build anything at all.”
     98.     Despite BHP’s public statements that it would be building a 8 million ton per annum mine, Kloppers had reached far different conclusions. After a briefing with Kloppers, Kerr reported that Kloppers wanted no more than a 2 million ton mine, “baby steps, i.e. 2 mt versus 4 mt increments.” Kloppers also told Kerr that “[a]t this stage, he could not imagine the

GMC/Board approving a capital request greater than REDACTED for a new asset in a new industry,” and thus “for the first investment” BHP was not going to do more than “a toe in the water.”
     99.     Despite the conclusions Kloppers had reached, BHP did nothing to correct the perception Kloppers had created as to the plans for Jansen. Thus in March 2010, a Bernstein analyst reported that “Kloppers said in August that his company would spend ‘billions of dollars’ to develop the Jansen resource.” But, internally, Kloppers, Mackenzie and Kerr were saying very different things. When Mackenzie proposed that “we are looking at an initial investment of around REDACTED to create a 2 Mtpa mine that could be expanded to 8 Mtpa in time, Kloppers shot down even that scaled down plan — “As a first gut instinct — REDACT cannot be done I’m afraid — we will just not get it over the line” and again expressed his distrust of the Jansen Project team remembering the disasters BHP had experienced at the OD where “we were unable to get the team to change their mind once they had the ‘big’ bug — we had to fire them.”
     100.     In April 2010, Kerr briefed Kloppers and Mackenzie on the various alternatives for phasing the Jansen Project and later reported that “[i]t was agreed that the primary objective for Jansen was to reduce the execution risk by ensuring phase one for Jansen had the lowest possible capital number” and to limit the capital expenditure for that first phase. By this point, it was clear that Kloppers had made the decision that if BHP moved forward on the Jansen Project at all, it would be materially different than the 8 million ton mine he and others had been trumpeting to the market.
     101.     However, BHP continued to mislead the market on its intentions for Jansen without disclosing its current plans to scale back the Jansen Project. On June 8, 2010, Graham Kerr made a presentation at RBC Global Mining & Materials Conference reporting that “Jansen on track — High capacity mine,” and that “BHP believes that the economics continue to make sense for it to push forward on the development of Jansen,” and that “[t]he Jansen project will provide BHP’s significant entry into the potash industry.”
     102.     But, on July 27, 2010, Kloppers saw even the much-scaled down Jansen plans as offering little chance of being approved: “There is little doubt in my mind that we will not get this project over the line as envisaged at the moment. I want to be very clear on this element — lest there is any misunderstanding later. Simply put — I do not see how we take the step on the sinking of the shaft based on what we know today (even in a non-[PCS] world).” He then warned Mackenzie that “[e]ither the team makes a very dramatic step change or they get shut down in due course. That is the simple brutal truth.”
     103.     But, neither BHP nor Kloppers corrected BHP’s prior statements to the marketplace nor disclosed the truth: that BHP had dramatically changed the scope of the Jansen project, had reduced significantly the capital it was prepared to expend on Jansen, and had slowed down the purported study phase of the project in order to avoid having to reach a decision on the project. Indeed, Kerr continued to insist that “a new ‘greenfield’ potash mine at Jansen near Lanigan will be going ahead regardless of the outcome of BHP’s takeover bid.”
     104.     In an August 25, 2010 analyst presentation, after BHP had launched its hostile takeover, BHP and Kloppers attempted to round the edges off their public deception. A new slide on the status of BHP’s projects was made a part of the presentation slide deck used to report on BHP’s 2010 first half performance. On all previous presentation versions of the slide, the Jansen Project appeared as one of the many “bubbles” illustrating the status of projects as they moved through the BHP’s stages of review. In the new slide for the August 25, 2010 presentation, however, the Jansen Project was reflected in three separate bubbles — Jansen Phase 1,

Jansen Phase 2 and Jansen Phase 3. There was no description of what those three bubbles reflected nor any discussion in the slide deck that highlighted the changes.
     105.     One astute analyst, however, identified the changes and asked Kloppers whether “the economics changed on Jansen because I see now that you have split Jansen on your project bubble chart. . .” and asked whether that had influenced BHP’s “decision to buy versus build.” Kloppers responded that, “we’re going as hard on that project as we can” and “when we get to the approval point” Graham Kerr and his team “are going to try to “ramp that up as quickly as possible.” That statement was blatantly false. Despite all of the changes that he had required to the timing of the Jansen Project, the size of the capital investment, and refusing to let the project move out of the study phase, Kloppers had responded “No changes” when asked for comments on the slide deck that would be shown to the public.
     106.     Two days later, Graham Kerr reported that “the [Jansen] plan remains unchanged whether we are successful or not.” At the same time, Jansen Project Director Gord Graham cautioned that if BHP decided not to bring the project to production, “everything that has been done at the site to date can be undone” because everything that has been done “in designing the project right now is 100 percent reversible.”
     107.     After BHP launched its tender offer for PCS, it became clear even to insiders at BHP that Kloppers would not let the Jansen Project out of the study phase where it had been in for more than two years. In a September 9, 2010 email, Mackenzie tried to persuade Kloppers to move Jansen into the “definition” phase in October so it would be in line for consideration by the BHP Board in early 2012. On the same day, Mackenzie wrote to Kerr that he suspected “Kloppers wants to test if we can leave [Jansen] in Selection [phase].” Kerr responded “my counter would be I would have thought tollgating would help with showing Jansen is not a smokescreen.” And, as Mackenzie feared, the Jansen Project was not put forward for consideration by the Board at the October 2010 meeting. At this point, it is unclear when, if ever, the Project will go forward; yet, BHP has not disclosed any of these facts to PCS shareholders. Indeed, BHP’s Mackenzie commented that he was unaware he had any duty at all to make disclosures about BHP’s plans to PCS shareholders.
     108.     BHP and Kloppers have continued to make misrepresentations regarding the plans for the Jansen Project and have failed to correct the misleading and deceptive statements made regarding that project. Given its global size and strength, BHP’s words and deeds have an impact that few other firms can match. By flooding the market with inconsistent and misleading statements about its intentions for entering and doing business within the potash industry, BHP has deprived PCS shareholders of their right to make a decision about the Tender Offer based on complete and truthful information. BHP made its statements knowingly and recklessly without regard to the impact they would have on PCS shareholders who were deciding whether to tender their shares, and BHP knowingly or recklessly failed to correct its material omissions.
     109.     PCS shareholders cannot at this point reasonably know BHP’s actual intentions with respect to running PCS or becoming a competitor of PCS, and these issues are highly material to the shareholders’ decision on BHP’s Tender Offer. For example, a shareholder might decide it is better to tender if he or she believes that BHP would otherwise enter the market independently, drive down the worldwide price of potash, devalue all potash producers (including PCS), and leave his or her shares worth potentially less in the future than the $130 per share offer currently on the table. But if BHP’s threat to become a competitor is revealed as the smokescreen it is, the shareholder might behave very differently.

     110.     In any event, PCS shareholders are entitled to know the truth regarding BHP’s true plans for PCS and the potash industry. Accordingly, BHP should be required to amend its Tender Offer materials to state affirmatively its true plans and intentions.
2.	BHP Has Taken Inconsistent Positions About Its Plans for Canpotex, Confusing the Market and PCS Shareholders.
     111.     BHP has also knowingly and recklessly sown confusion in the market regarding how it intends to transport, market and sell its potash, whether it enters the industry independently or by acquiring PCS. Specifically, BHP has taken inconsistent positions about its plans for Canpotex, both in its Tender Offer disclosures and in its public statements relating to the Tender Offer.
     112.     As even BHP’s own executives admit, as the November 18, 2010 deadline for the Tender Offer fast approaches, PCS shareholders continue to await a clear public position from BHP concerning Canpotex. At his deposition on October 16, Mackenzie, one of the architects of BHP’s hostile tender offer for PCS, testified that “I would like the opportunity to clarify our position with Canpotex,” admitting that there were “aspects of our story that it would be useful to be able to clarify.”
     113.     Despite admitting to this lack of clarity concerning its position regarding Canpotex, BHP has done nothing to correct it. Mackenzie’s only excuse was that “our position is complex and not easily digestible in the sound world of modern media.”
     114.     As set forth above, BHP was required by law to disclose any plans that would result in a material change in PCS’s business. In the section of BHP’s Schedule TO entitled “Plans for PotashCorp,” BHP makes the following statements about Canpotex:
BHP Billiton will work with the Canpotex shareholders in order to further understand existing agreements and establish the basis for a relationship that provides for continuous and undisrupted supply to export markets and ultimately permits BHP Billiton to market its potash independently. BHP Billiton intends that PCS will continue to honour existing commitments and contractual arrangements PCS has entered into in relation to Canpotex.
(Schedule TO, Ex. B, at 36.) These statements, and the public statements that followed, fail to reveal BHP’s true plans for Canpotex, and they (as well as BHP’s public statements) are designed to create the impression that BHP will operate independently of Canpotex and as a competitor of PCS if the Tender Offer does not succeed. BHP knowingly and recklessly made these statements to maintain the threat that it would enter the market and damage Canpotex and existing potash producers in the Saskatchewan region.
     115.     The provincial government of Saskatchewan is a strong supporter of Canpotex. For example, the government subjects potash to a special taxation scheme designed to encourage participation in Canpotex. (See The Potash Production Tax Regulations (The Mineral Taxation Act of 1983), ch. M-17.1 Reg. 6 (1990) (Sask.) (providing tax incentives for potash producers in Saskatchewan to participate in the “industry sales organization,” called “Canpotex Ltd.” to coordinate “offshore sales”).)
     116.     Prior to its Tender Offer for PCS, BHP made clear that it planned to bypass Canpotex and sell its Jansen-produced potash independently. At the time that news of the Athabasca acquisition became public in January 2010, BHP’s Kerr told Canada’s National Post that, while selling through Canpotex was an option, BHP was likely to use its internal marketing team instead: “We run a centralized marketing model in the group, and those guys do a fantastic job.” (Peter Koven, BHP May Snub Potash Cartel, National Post, Jan. 25, 2010, available at http://www.financialpost.com/news-sectors/story.html?id=2487720 (quoting Graham Kerr).)
     117.     As the summer wore on and BHP’s plans to acquire PCS became more solidified, internally, BHP began to finalize its Canpotex strategy. Specifically, BHP wanted to exit the marketing and sales sides of Canpotex, while at the same time, continuing to take advantage of the vast infrastructure to ship and export potash that Canpotex had developed and perfected over 20 plus years. BHP has never fully made this position public, instead choosing only to reveal dribs and drabs of partial information in a manner BHP believes will be most advantageous.
     118.     For example, BHP recognized that Canpotex might not allow BHP to simply use its infrastructure while at the same time abandoning its sales and marketing functions. Thus, BHP looked for alternative transportation options, and this search became yet another example of BHP’s strategic use of the media. On August 11, 2010, about one week before its offer to acquire PCS was made public, BHP’s preliminary agreement with the Port of Vancouver, Washington was announced. The preliminary agreement concerned a nearly 60 acre lease of land and the construction of an off-site export facility for BHP’s potash supplies. The facility would only be necessary if BHP decided not to utilize Canpotex’s export facility located just 20 miles away at the Port of Portland, Oregon. Kloppers apparently instructed BHP personnel to “talk up” the announcement concerning the option to use the port facilities instead of Canpotex.
     119.     In its Tender Offer materials, on the other hand, BHP stated both that it “will work with the Canpotex shareholders in order to . . . establish the basis for a relationship that provides for continuous and undisrupted supply to export markets and ultimately permits BHP Billiton to market its potash independently” and that it “will continue to honour existing commitments and contractual arrangements [PCS] has entered into in relation to Canpotex.” (Schedule TO, Ex. B, at 36.)
     120.     The same day the Tender Offer was commenced, Mackenzie once again shunned Canpotex, telling Canadian newspapers that BHP “would normally market our own production” and does not “do anything else with any other product where we sell through a club, if you like.” (Cassandra Kyle, Canpotex Future Uncertain, The Regina Leader Post, Aug. 20, 2010, available at http://www.leaderpost.com/business/Canpotex+future+uncertain/3421323/story.html.) Yet in his deposition, Mackenzie described that statement as “not accurate,” noting that BHP sells some portions of its coal and copper production through organizations similar to Canpotex.
     121.     After sticking to its “no Canpotex” pledge in the days leading up to and immediately after its Tender Offer, however, BHP later altered its stance in the face of increasing pressure from Saskatchewan government officials, who indicated that Canpotex is important to Saskatchewan and expressed concern about the possibility of BHP withdrawing from Canpotex.
     122.     On August 20, 2010, BHP internally changed its stance. Kloppers stated that, “[BHP] made our point — enough for DOJ — now need low key on this. The more we talk to press [about] this — the bigger the issue. The message is “we usually do this, we have places where we don’t — because partners don’t want to. Canpotex has shareholders, we don’t know agreements — but the shareholders will decide and we will live by that decision as we live by that decision in other JVs even if it is not what we usualklky [sic] do.”
     123.     On August 25, 2010, Kloppers announced BHP’s about face. He told Canada’s largest national newspaper, The Globe and Mail, that “[w]ithout all the [Canpotex] shareholders coming to a mutual understanding ... [BHP leaving Canpotex is] not going to happen. ... Partners are partners. They’re different from competitors ... . Getting into a bad blood situation with other [Canpotex] shareholders ... would be reasonably silly on my behalf.” (Brenda Bouw, BHP Backtracks On Canpotex Stance, The Globe and Mail, Aug. 25, 2010, available at http://www.theglobeandmail.com/globe-investor/potash/bhp-backtracks-on-canpotex-stance/article1684308/.)

     124.     In the days that followed Mr. Kloppers interview, multiple media sources pointed out BHP’s change of position. For example, the Globe and Mail’s headline the next day was “BHP Backtracks on Canpotex Stance.” The Australian Financial Review’s similarly declared “BHP Alters Tune on Canpotex Exit.”
     125.     BHP’s shifting stance on Canpotex was not only recognized by the press but also by provincial government officials in Canada. On October 4, 2010, Saskatchewan Energy and Resources Minister Bill Boyd said “The CEO [Kloppers], to be frank, he’s been a little bit all over the place. At one point in time they were talking about a completely outside of Canpotex model, then they said they would consider it, now they’re saying they like to quote unquote, ‘Stand before the customer.’” (James Wood, Sask. May Lose Billions: Potential BHP Billiton Tax Writeoff on Jansen Mine: Report, Saskatoon Star Phoenix, Oct. 5, 2010, available at http://www.thestarphoenix.com/story_print.html?id=3624255&sponsor=.)
     126.     BHP and Kloppers knew that their conflicting statements on Canpotex would keep alive the fear that BHP might enter the potash market independently while appearing to satisfy local concerns that BHP’s acquisition of PCS would not hurt Canpotex and the Saskatchewan region. Based on the confusing statements made by BHP, PCS shareholders have no firm sense of BHP’s intentions regarding Canpotex. For example, in an interview published September 9, 2010, BHP changed its tune yet again, with its spokesperson stating that “BHP was committed to going its own way if it acquired [PCS].” (Ian Austen, Takeover Bid Shines Spotlight On Crucial Player In Potash, New York Times, Sep. 9, 2010, available at http://www.nytimes.com/2010/09/10/business/global/10potash.html.)
     127.     BHP’s threat to abandon Canpotex is designed to influence PCS shareholders because it appears to contradict rational economic behavior. Canpotex has spent years building,

refining, and perfecting an extensive infrastructure to efficiently and profitably market, sell, and transport potash to customers in various countries. BHP has none of that costly infrastructure in place and does not need to develop new export facilities with additional capacity. Confirming these principles, Agrium’s CEO, Mike Wilson, commented that “BHP would be crazy to leave” Canpotex. (Javier Blas & Bernard Simon, BHP Faces Potash Cartel Backlash, Financial Times, Aug. 26, 2010, available at http://www.ft.com/cms/s/0/13f300cc-b13a-11df-b899-00144feabdc0.html.)
     128.     BHP has admitted that it would be useful to clarify its public story. Yet it has refused to do so, despite ample opportunity. PCS shareholders considering whether to tender their shares have a right to know BHP’s true intentions with regard to Canpotex because BHP’s intentions will bear on PCS shareholders’ decision of whether to tender their shares
3.	BHP Omitted Material Information About a BHP Shareholder Vote and Misrepresented Whether Such a Vote Would Be Required.
     129.     BHP failed to inform PCS shareholders that the vote of a majority of its own shareholders was reasonably likely to be required to complete the Tender Offer and that the approval of its shareholders was far from assured. BHP knowingly and recklessly omitted this information in the disclosures it was required to make under U.S. law.
     130.     Rule 14d-3 of the Exchange Act requires a person making a tender offer to file certain disclosures in its Schedule TO. (17 C.F.R. § 240.14d-3.) The instructions to Schedule TO and Items 1001 and 1004(a) of Regulation M-A under the Exchange Act require all material terms of a tender offer to be disclosed. (17 C.F.R. §§ 240.14d-100; 229.1000; 220.1004(a).) The material terms of a tender offer include prospective conditions and events if they are reasonably likely to occur.

     131.     BHP’s Offer and Circular, filed on August 20, 2010, contains a section entitled “Conditions of the Offer.” In this section, BHP identifies a laundry list of conditions that must be satisfied before it will be obligated to take up, purchase, or pay for tendered shares of PCS. Although the list includes items such as clearing U.S. and Canadian regulatory and antitrust hurdles, at no point does the 66-page document mention or refer to BHP shareholder approval as a condition for consummation of the Tender Offer. (See Schedule TO, Ex. B.)
     132.     At the time it filed Schedule TO, BHP knew or recklessly ignored that the approval of the transaction by BHP’s shareholders was reasonably likely to be a condition for consummation of the Tender Offer and that such approval was far from assured.
     133.     The Listing Rules of the United Kingdom Financial Services Authority, to which BHP is subject, clearly require listed companies and their subsidiaries to obtain shareholder approval for any transaction where the consideration paid to acquire the target company equals or exceeds 25% of the acquiring corporation’s market capitalization, i.e. a “Class 1 transaction.”
     134.     With the recent economic downturn, shareholders increasingly insist that excess corporate cash be returned to them in the form of dividends or share repurchases, and not utilized on large corporate acquisitions. A recent survey of BHP shareholders demonstrates that there is a substantial risk that a majority of BHP shareholders (64% of those surveyed) would not approve BHP’s acquisition of PCS. (See, e.g., Rebecca Keenan, BHP Shareholders Favor Buybacks to Potash Bid, Bloomberg Survey Indicates, Bloomberg, Sep. 7, 2010, available at http://www.bloomberg.com/news/2010-09-07/bhp-shareholders-favor-buybacks-to-potash-bid-bloomberg-survey-indicates.html (citing Bloomberg News survey of BHP investors).) One fund manager at Perpetual Investments, a fund that manages the equivalent of $25 billion, including an investment in BHP shares, said on September 8, 2010: “‘M&A should always be measured versus the value accretion of buying back’ your stock. Versus PotashCorp, I’d prefer them to buy back BHP shares.” (Christopher Donville and Rebecca Keenan, Potash’s CEO Says BHP Unlikely to Be the Only Bidder, Bloomberg, Sep. 8, 2010, available at http://www.businessweek.com/news/2010-09-08/potash-s-ceo-says-bhp-unlikely-to-be-the-only-bidder.html.)
     135.     BHP knows full well that any need to obtain its shareholder approval would put its proposed PCS acquisition at risk, so it has knowingly omitted any mention of such a condition from its Schedule TO. Indeed, internal BHP documents show that BHP closely tracked the Class 1 calculations in the days and weeks preceding the Tender Offer, and indeed during the three weeks following the Tender Offer internal documents demonstrate that BHP believed that the proposed transaction exceeded the 25% threshold.
     136.     These efforts were not lost on industry observers. As one analyst stated: “[W]e would not rule out that BHP’s initial offer is likely to have been engineered to avoid [the need for] BHP shareholder approval for the deal, rather than BHP’s final valuation of [PCS] as a takeover target.” (Americas Merger Report, Independent Global Research Ltd., Aug. 23, 2010.)
     137.     BHP has also knowingly and recklessly misrepresented the legal standards for whether and when a shareholder vote would be required to approve the Tender Offer, stating to the press that BHP shareholder approval might never be required because the 25% calculation is “performed only once on the date of the launch of the offer.” (Americas Merger Report, Independent Global Research Ltd., Aug. 23, 2010 (noting a BHP representative “confirmed to us that the test for a Class 1 Transaction is performed only once on the date of the launch of the offer, and therefore BHP shareholder approval will not be required even if BHP raises its offer substantially.”).) The United Kingdom rules dictate otherwise and require the calculation to be made whenever there is a significant change in an offer, including a price increase.
     138.     BHP is well aware that this statement is false. As CEO Marius Kloppers stated at his deposition, “there is a defined test that is done on the minute that the bid is — is launched or revised which dictates whether its class 1 or not ... no discretion allowed.”
     139.     Moreover, BHP’s internal conduct directly contradicts its public statement that the Class 1 test is only performed once at the time of the initial offer. For example, BHP’s internal documents show that BHP internally conducted Class 1 calculations numerous times after it launched its Tender Offer. And BHP’s internal “Key Themes” for its Investor Relations, Government Relations, and Public Relations groups recognized, as late as September 24, 2010, that the “certainty” of the transaction was at issue because of a potential BHP shareholder vote. Similarly, BHP’s Project Porcupine Steering Committee planned, as late as September 16, 2010, for the posting of a final shareholder circular and obtaining shareholder approvals.
     140.     As BHP’s internal conduct shows, it has long concluded the probability reasonably likely that the U.K. Listing Rules and the shareholder vote requirement could apply to this transaction. Based on the closing price of BHP shares on August 17, 2010, the day before the tender offer was announced by BHP — and even at the lowball $130 price stated in that offer — the offer amounted to over 21% of the market capitalization of BHP. Indeed, if BHP made its Tender Offer based on a mere 4.6% premium over the trading price of PCS shares on the last business day before this action was filed — the approval of BHP shareholders would be required for the transaction to be completed. Given the likelihood that the market price of PCS’s stock will remain well above BHP’s Tender Offer price, BHP will have to increase its bid if it has any hope of successfully completing the Tender Offer. Indeed, for the first 23 days after BHP’s tender offer, BHP officials were aware that PCS’s trading price was above 25% of BHP’s market capitalization, therefore, any revised bid at that trading price would require BHP’s shareholder approval. BHP has been planning for the prospect of needing to increase its offer price.
     141.     As a result, the risk that BHP shareholders will be entitled to vote on, and reject, the transaction is material information that should be disclosed to PCS’s shareholders before they decide whether to tender their shares. Likewise, PCS shareholders must be informed that an increased bid could trigger the shareholder approval requirement so they can evaluate the extent to which — in light of the unwillingness of BHP management to face such a shareholder vote — this factor will constrain BHP’s ability to increase its bid to a level approaching fair value.
     142.     In its public statements, BHP has emphasized that it will be disciplined in bidding and that its bid for PCS is the only game in town. These statements are intended to artificially cap the trading price for PCS both to avoid a BHP shareholder vote and to forestall the anticipated run-up in PCS prices due to changes in industry fundamentals.
     143.     BHP’s failure to disclose in its Tender Offer the risk that shareholder approval was a reasonably likely condition to its ability to consummate a transaction, its failure to disclose that its shareholders might not approve the acquisition of PCS shares, and its false statement that such a vote would not be required even with an increase in the offer price are material to PCS shareholders.
4.	BHP Has Made Misleading Statements to the Market and Even to PCS Customers Regarding Its Plans to Divest Substantial Portions of PCS’s Business.
     144.     In another effort to disrupt PCS’s current business operations and the perception of PCS’s intrinsic value, BHP has told analysts, shareholders, and others conflicting statements regarding its plans to divest large portions of PCS’s secondary assets if the Tender

Offer succeeds. Most recently, BHP has stated an intention to keep those secondary assets, but even these recent statements are belied by BHP’s internal documents. BHP’s statements were made knowingly and recklessly with the intent to damage PCS’s business and depress views of its value in hopes of improving BHP’s chances to acquire the company.
     145.     BHP’s internal documents show that BHP’s historic position has been that it was solely interested in PCS’s “primary commodity” — potash. It was not interested in PCS’s other Tier 1 assets, phosphate and nitrogen. Internal documents dating back to early 2009 reveal BHP’s intent to divest the assets either as part of the PCS transaction or shortly thereafter. For example, in the “fireside chat” presentation to the BHP board of directors in March 2009, BHP executives recommended that BHP acquire PCS, but expressly noted PCS’s “N&P assessed and not for us.” As late as July 26, 2010, CEO Kloppers had made additional internal statements indicating his continued support for divestiture of the assets after acquisition.
     146.     Schedule TO and Item 6 of Regulation M-A of the Exchange Act specifically require a tender offeror to disclose any plans, proposals, or negotiations that would result in “any purchase, sale, or transfer of a material amount of assets of the subject company or any of its subsidiaries.” (See 17 C.F.R. § 240.14d-100; 17 C.F.R. § 229.1006(c)(2); and 17 C.F.R. § 240.14d-6(d)(1).)
     147.     Yet BHP’s Schedule TO makes no mention of any plan to sell off PCS’s business lines. Instead, it expressly states that BHP has “no current plans or proposals or negotiations that relate to or would result in . . . any purchase, sale or transfer of a material amount of assets of [PCS] or any of its subsidiaries.” (Schedule TO, Ex. B, at 36.) Similarly, BHP recently told the media that “[a]t this stage BHP Billiton has no plans to sell any Potash Corp assets. Our offer is for the whole company, including the phosphate and nitrogen businesses.” (Euan Rocha & Michael Erman, BHP Denies Plans to Divest Potash Assets, Reuters, Aug. 31, 2010, available at http://www.reuters.com/article/idUSTRE67G1R620100830.)
     148.     In light of BHP’s internal documents and subsequent public statements, however, this unqualified assurance appears to be false and misleading. After a conference call with BHP’s chief commercial officer, Alberto Calderon, on August 26, 2010, one analyst reported that “BHP said that 70 percent of the value [of PCS] is in the potash assets and that it would probably look to possibly divest the nitrogen and perhaps the phosphates business.” (Mark Gulley, Potash Corp. POT ($144.82) Hold BHP Conference Call. Massively Deploying Capital To Go For Market Share in KCl, Soleil Securities, Aug. 26, 2010, at 1.)
     149.     In addition, BHP has contacted PCS’s current customers directly and raised doubts about whether it will continue to supply them with nitrogen and phosphate products if it acquires PCS. BHP knows full well that such actions will drive away customers who “one-stop shop” with PCS for various mineral needs, thereby decreasing PCS’s profitability in the short term and making BHP’s offering price look more attractive before the Tender Offer expires on November 18, 2010. Given that BHP is, by its own admission, five years away from operating its own potash mines, the only plausible reason for BHP to contact PCS’s customers is to interfere with PCS’s business, depress current operating results, and negatively influence perceptions of PCS’s true value.
     150.     PCS shareholders have a right to know the full extent of BHP’s plans in order to make a fair evaluation of the Tender Offer.

5.	BHP Has Attempted to Mislead PCS Shareholders Into Accepting Its Low-Ball Offer by Falsely Asserting that Arbitrageurs Will Control the Outcome of the Tender Offer.
     151.     BHP’s campaign to negatively impact PCS’s perceived long-term value has not been limited to false statements and omissions concerning the conditions of the Tender Offer and its plans for PCS and potash operations.
     152.     One of BHP’s additional strategies is intended to move PCS shares out of the hands of long-term investors and into the hands of arbitrageurs, short term or “fast money” investors, who aim to profit from the difference between a target’s share price after a takeover announcement and the closing price at completion, and who create movements in the market unrelated to the shares’ intrinsic value.
     153.     In an August 25, 2010 interview with CNBC discussing BHP’s recent earnings report, Kloppers stated “[a] huge chunk of this register has changed hands in the last week — I think over 40 percent of the register ... . Clearly there are a lot of arbitrageurs in there. There are a lot of hedge funds and so on.” (Michael Erman, Fast Money Pours Into Potash But Influence Limited, Reuters, Aug. 26, 2010, available at http://www.reuters.com/article/idUSTRE67P1PZ20100829.) Kloppers went on to say that the “fast money” shareholders make the decisions at the end of the day, implying that it was this mass of arbitrageurs, and not PCS’s long-term shareholders, who will control the fate of BHP’s Tender Offer. (Id.) Kloppers made these statements knowingly or with reckless disregard for their impact on PCS shareholders. The clear aim of the statements was to convince PCS shareholders that BHP would receive sufficient tenders to close the offer and that non-tendering shareholders would be left out in the cold after so-called “fast money” forced the deal through.
     154.     Kloppers’s statements are false and misleading. According to a Financial Times article on August 29, 2010, “only about a fifth of the traded stock represents a real change of ownership,” while the remaining volume of trades “is simply churn between investing shareholders.” (Helen Thomas, Potash Arbitrage Deals Under Scrutiny, Financial Times, Aug. 29, 2010, available at http://www.ft.com/cms/s/0/b2710930-b395-11df-81aa-00144feabdc0.html?ftcamp=rss.) More importantly, according to the Financial Times, “[a]rbitrage ownership of [PCS] remains in the mid single-digits,” limiting the influence that the so-called “fast money” shareholders can exert. (Id.) Indeed, according to one of the arbitrage investors who owns PCS shares, the success of BHP’s Tender Offer will be decided “by the large institutions ... . They are the ones that will drive the price and make the money.” (Id.)
     155.     Section 14(e) of the Exchange Act prohibits materially false and misleading statements relating to a tender offer. BHP’s statements are plainly material to PCS shareholders, and the knowingly false information BHP has disseminated should be corrected by BHP.
COUNT I

Violations of Section 14(e), 15 U.S.C. § 78n(e)
     156.     PCS repeats and re-alleges paragraphs 1 through 154 hereof as if fully set forth herein.
     157.     BHP has made a Tender Offer to acquire at least a majority of the outstanding shares of PCS, which are traded on the NYSE. In connection with the Tender Offer, BHP has filed with the SEC a Schedule TO and various amendments thereto containing BHP statements about the Tender Offer. BHP, through its officers, has also made public statements to the press and analysts about the Tender Offer.
     158.     In its Schedule TO, amendments to the Schedule TO, and other public statements, BHP has made untrue statements of material fact or omitted to state material facts necessary to make the statements made, in light of the circumstances, not misleading, and engaged in fraudulent, deceptive, or manipulative practices. Specifically, as detailed above,

BHP has engaged in fraudulent, deceptive, or manipulative practices and misrepresented or omitted material facts including: (a) the BHP shareholder vote requirement and BHP’s efforts to artificially cap the anticipated run-up in PCS prices; (b) the perceived value of PCS shares; (c) BHP’s plans to develop the Jansen Project; (d) BHP’s intentions regarding Canpotex; (e) BHP’s plans to divest nearly 30% of PCS’s assets relating to production of nitrogen and phosphates; and (f) BHP’s misstatements concerning the percentage of PCS shares that are in the hands of arbitrageurs.
     159.     BHP’s misrepresentations and omissions are material because a reasonable investor, in deciding how to invest, would have considered it important to know about additional conditions for the Tender Offer, BHP’s plans for PCS and the potash industry, and the likelihood that certain PCS shareholders might tender their shares. BHP’s misrepresentations and omissions altered the total mix of information that should have been available to PCS shareholders who are deciding whether to tender their shares.
     160.     BHP knew or should have known that its failure to disclose the true facts was, and continues to be, of material importance to all investors who are deciding whether to tender their shares.
     161.     BHP’s material misrepresentations and omissions were made knowingly or recklessly in an effort to influence and deceive PCS investors into tendering their shares based on an incomplete and incorrect set of facts.
     162.     As a direct and proximate result of BHP’s misleading statements and omissions relating to the Tender Offer, PCS shareholders lack the material facts they need to make — and thus cannot make — an informed decision on whether to tender and receive $130 per share, retain their investment in hopes that the share price will go higher, or wait for a new or higher bid to be presented.
     163.     PCS shareholders have relied upon the Tender Offer, the amendments to the Tender Offer, and BHP’s public statements about the Tender Offer and have a right to rely upon this information as being truthful and complete. In fact, BHP contemplates that nearly 50% of PCS’s outstanding shares could remain outstanding even after the Tender Offer is complete. (Schedule TO, Ex. B, at 21.) Therefore, non-tendering and partially-tendering shareholders have a vital interest in full disclosure of BHP’s future plans or proposals for PCS. Although BHP has revealed its plans to extinguish the ownership of non-tendering shareholders, there is no guarantee that these efforts will succeed. This is precisely why the SEC’s rules require disclosure of future plans and proposals, regardless of how the company plans to complete its acquisition. (See 17 C.F.R. §§ 240.14d-100; 229.1006(c); 240.14d-6(d)(1).) PCS shareholders simply cannot decide whether tendering, in whole or in part, is in their best interest without a complete and accurate understanding of BHP’s plans or proposals for PCS.
     164.     Given the high stakes involved, the law recognizes that irreparable harm is inherent whenever investors are asked to tender their shares without the full and complete information to which they are entitled. This is especially true where the material false statements or omissions are targeted to impact how the investors perceive the value of those shares.
     165.     As discussed above, BHP’s various actions, statements, and omissions over the course of several years have been designed to manipulate and confuse the market as to the true value of PCS shares, painting a picture of the future of the potash industry in which it is better to cash out for a low price than to stay put and watch BHP make good on its stated plans to enter the market and crater the worldwide price for potash. This disinformation campaign has left PCS investors without the truthful information they need to accurately value their shares and thus to evaluate the fairness of BHP’s $130 per share offer.
     166.     If the Tender Offer is allowed to proceed, uncorrected, these misrepresentations and omissions will deprive PCS shareholders of the opportunity to make fully informed decisions about the future of PCS, and both PCS and its shareholders will be irreparably harmed. PCS shareholders will be forced to make a decision without the information to which they are legally entitled. And once the deal is done, there will be no way to unwind it and provide these shareholders with any adequate relief.
     167.     PCS has no adequate remedy at law that can erase or even mitigate the effect of BHP’s concerted efforts to mislead and confuse the marketplace. PCS shareholders need the truth, and they need it sufficiently in advance of any deadline to decide whether to tender their shares.
     168.     By intentionally or recklessly misrepresenting and omitting material information in connection with its Tender Offer, BHP has violated Section 14(e) of the Exchange Act, 15 U.S.C. § 78n(e). The true and material information omitted from the Tender Offer is largely in the sole possession of BHP. Particularly in light of BHP’s widespread dissemination of misinformation to the public to date, its failure to provide a complete and accurate picture for shareholders in the Tender Offer is a violation of federal securities laws.
     169.     BHP must make full and accurate disclosures so that PCS investors can at last have the information that they need, and to which they are legally entitled, in order to evaluate whether to tender their shares. These corrective disclosures must be transmitted to the public with a degree of intensity and credibility sufficient to effectively counterbalance any misleading impression created by previous disclosures. Furthermore, discovery in advance of BHP’s corrective disclosures is required in order to evaluate whether those future disclosures are in fact complete, accurate, and credible.
     170.     PCS investors also must be afforded sufficient time to consider BHP’s new disclosures before being asked to make their tender decision. BHP spent literally years sowing disinformation in the marketplace, attempting to undermine investor confidence in the value of PCS. The results of such a lengthy and multi-faceted campaign cannot be unwound immediately when BHP is at last forced to tell the truth. It will take time for the market to settle, and for investors to see accurately the value of PCS, free of the cloud of BHP’s improper actions, and to be able gauge for themselves whether $130 per share is a fair price.
COUNT II

Declaratory Relief Under 28 U.S.C. § 2201
     171.     PCS repeats and re-alleges paragraphs 1 through 169 hereof as if fully set forth herein.
     172.     For the reasons set forth above, BHP has made false and misleading statements and material omissions in connection with the Tender Offer and in materials disseminated to the investing public and filed with the SEC, including its Schedule TO and amendments thereto. Defendants have accordingly violated the rights of PCS’s shareholders to receive full and accurate information including: (a) the BHP shareholder vote requirement and BHP’s efforts to artificially cap the anticipated run-up in PCS prices; (b) the true value of PCS stock; (c) BHP’s plans to develop the Jansen Project; (d) BHP’s intentions regarding Canpotex; (e) BHP’s plans to divest nearly 30% of PCS’s assets relating to production of nitrogen and phosphates; and (f) BHP’s misstatements concerning the percentage of PCS shares that are in the hands of arbitrageurs.

     173.     Defendants made these materially false and misleading statements and omissions recklessly, knowingly, or intentionally.
     174.     If left uncorrected, the false and misleading statements and omissions of material fact contained in the Schedule TO, including amendments, will deprive PCS shareholders of the full and accurate information to which they are entitled and PCS and its shareholders will be irreparably harmed.
     175.     Declaratory relief is appropriate pursuant to 28 U.S.C. § 2201 because an actual controversy exists regarding the propriety of Defendants’ statements and disclosures under Section 14(e) of the Exchange Act.
     176.     Plaintiffs have no adequate remedy at law.
PRAYER FOR RELIEF
     WHEREFORE, PCS respectfully requests that this Court issue an order:
     A.     Declaring that BHP’s Tender Offer to acquire shares of PCS violates Section 14(e) of the Exchange Act, 15 U.S.C. § 78n(e), by misrepresenting or failing to inform investors of material facts, and engaging in fraudulent, deceptive or manipulative acts including: (a) the BHP shareholder vote requirement; (b) the perceived value of PCS shares; (c) BHP’s plans to develop the Jansen Project; (d) BHP’s intentions regarding Canpotex; (e) BHP’s plans to divest nearly 30% of PCS’s assets relating to production of nitrogen and phosphates; and (f) BHP’s misstatements concerning the percentage of PCS shares that are controlled by arbitrageurs;
     B.     1.     Preliminarily and permanently enjoining the Defendants from taking further steps to consummate the Tender Offer or acquiring PCS shares because of their fraudulent, deceptive, or manipulative acts; or, in the alternative,

     2.     (a)     Directing the Defendants to make full and complete corrective disclosures to PCS shareholders regarding their materially misleading statements and omissions; and
             (b)     Preliminarily enjoining the Defendants and other persons or entities acting in concert with them from taking further steps to consummate the Tender Offer or acquiring shares in PCS until the above-referenced corrective disclosures have been made and the effects of BHP’s misleading statements to the market have dissipated and shareholders have had the opportunity to review and consider the corrective disclosures for no fewer than 60 days;
     C.     Preliminarily and permanently enjoining the Defendants and other persons or entities acting in concert with them from further violations of the federal securities laws;
     D.     Awarding PCS its costs and reasonable attorneys fees; and
     E.     Providing such other relief as the Court may deem just and proper.

Dated: October 28, 2010	/s/ Lee Ann Russo

Daniel E. Reidy (IL Bar No. 2306948)
Email: dereidy@jonesday.com
Lee Ann Russo (IL Bar No. 06181656)
Email: larusso@jonesday.com
Jason G. Winchester (IL Bar No. 6238377)
Email: jgwinchester@jonesday.com
JONES DAY
77 West Wacker
Chicago, IL 60601-1692
Telephone: (312) 782-3939
Facsimile: (312) 782-8585
OF COUNSEL:
Patricia J. Villareal
Email: pjvillareal@jonesday.com
Thomas R. Jackson
Email: trjackson@jonesday.com
Michael L. Davitt
Email: mldavitt@jonesday.com
JONES DAY
2727 North Harwood Street
Dallas, Texas 75201
Telephone: (214) 969-3939
Facsimile: (214) 969-5100
Meir Feder
Email: mfeder@jonesday.com
JONES DAY
222 East 41st Street
New York, NY 10017
Telephone: (212) 326-7870
Facsimile: (212) 755-7306
N. Scott Fletcher
Email: sfletcher@jonesday.com
JONES DAY
717 Texas, Suite 3300
Houston, TX 77002
Telephone: (832) 239-3846
Facsimile: (832) 239-3600
ATTORNEYS FOR PLAINTIFF POTASH
CORPORATION OF SASKATCHEWAN INC.